

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 28, 2005

<u>via U.S. Mail</u>
Mark Gustafson,
President, Principal Executive Officer, Principal Accounting Officer
and Chief Executive Officer
Torrent Energy Corporation
600-666 Burrard Street
Vancouver, British Columbia
CANADA V6C 2X8

> **Re:** **Torrent Energy Corporation**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed November 14, 2005**
> **File No. 333-128593**

Dear Mr. Gustafson:

We have limited the review of your amended filing to those issues identified in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Plan of Operations, page 14

Exploration of the Coos Bay Project, page 15

1.    Please remove the statement that an independent engineering firm has quantified natural gas resources from coal in excess of 1 trillion cubic feet. You may only disclose proved reserves in filings with the Securities and Exchange Commission.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Mellissa Campbell Duru at (202) 551-3757 with any questions, or in her absence, you may contact me at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director

cc:    via facsimile
       Bernard Pinsky, Esq.
       (604) 687-6314